Exhibit 21.1

Subsidiaries of Biofrontera AG
Subsidiary	Jurisdiction
Biofrontera Bioscience GmbH	Germany
Biofrontera Pharma GmbH	Germany
Biofrontera Development GmbH	Germany
Biofrontera Neuroscience GmbH	Germany
Biofrontera Inc.	U.S.A.